UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: Kraft Foods Inc. 1-16483

Kraft Foods Global, Inc. Thrift Plan

(Full title of the plan)

KRAFT FOODS INC.

Three Lakes Drive

Northfield, Illinois 60093

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive office)

KRAFT FOODS GLOBAL, INC. THRIFT PLAN

ANNUAL REPORT ON FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Page (s)
Reports of Independent Registered Public Accounting Firms	3-4

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	5

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	6

Notes to Financial Statements	7-22

Supplemental Schedule:

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2009	24

Signatures	25

Exhibits:

23.1 Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm

23.2 Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Kraft Foods Global, Inc. Management Committee for Employee Benefits and

      the Participants of the Kraft Foods Global, Inc. Thrift Plan

Kraft Foods Global, Inc.

Northfield, Illinois

We have audited the accompanying statement of net assets available for benefits of the Kraft Foods Global, Inc. Thrift Plan (“the Plan”) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, part IV, line 4i schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 18, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Management Committee for Employee Benefits of Kraft Foods Global, Inc. and the Participants of the Kraft Foods Global, Inc. Thrift Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Kraft Foods Global, Inc. Thrift Plan (the “Plan”) at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

June 12, 2009

KRAFT FOODS GLOBAL, INC. THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

at December 31, 2009 and 2008

(in thousands of dollars)

	2009	2008
Assets:
Investment in Master Trust, at fair value (Notes 2 and 3)	$4,804,557	$4,123,063
Participant loans	57,565	55,822

Total assets	4,862,122	4,178,885

Liabilities:
General and administrative expenses payable	(208)	(449)

Total liabilities	(208)	(449)

Net assets available for benefits, reflecting investments at fair value	4,861,914	4,178,436

Adjustments from fair value to contract value for investment in Master Trust from fully benefit- responsive investment contracts	(23,721)	30,729

Net assets available for benefits	$4,838,193	$4,209,165

The accompanying notes are an integral part of these financial statements.

KRAFT FOODS GLOBAL, INC. THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

for the Year Ended December 31, 2009

(in thousands of dollars)

2009
Additions to net assets attributed to:
Net investment income from Master Trust (Notes 2 and 3)	$710,819
Interest from participant loans	3,151
Employer contributions	79,024
Participant contributions	161,101

Total additions	954,095

Deductions from net assets attributed to:
Distributions and withdrawals	(318,837)
General and administrative expenses	(6,230)

Total deductions	(325,067)

Increase in net assets available for benefits	629,028

Net assets available for benefits:
Beginning of year	4,209,165

End of year	$4,838,193

The accompanying notes are an integral part of these financial statements.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements

1. Description of the Plan:

General:

The Kraft Foods Global, Inc. Thrift Plan (the “Plan”) is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and thereby share in contributions from Kraft Foods Global, Inc. (“Kraft Foods”). Kraft Foods is a wholly owned subsidiary of Kraft Foods Inc. Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Prior to July 1, 2008, the Plan vested the Management Committee for Employee Benefits of Kraft Foods Global, Inc. (the “Management Committee”) with authority to control and manage the non-investment operations of the Plan, and the Management Committee delegated this authority to the Kraft Foods Global, Inc. Administrative Committee (the “Administrative Committee”). Effective July 1, 2008, the Plan vested the Administrative Committee with authority to control and manage the non-investment operations of the Plan. The Management Committee continues to be responsible for plan design. The Benefits Investment Committee is responsible for the selection of the investment options in which participants elect to invest their Plan accounts, the appointment of investment managers to manage one or more of the investment options and the monitoring of the performance of the investment options. The Administrative Committee and the Benefits Investment Committee are hereinafter collectively referred to as the “Fiduciaries.”

Contributions:

Participant Contributions:

Eligible salaried and hourly non-union employees of Kraft Foods can make voluntary, tax-deferred and/or after-tax contributions to the Plan.

Prior to January 1, 2009, participants could make tax-deferred and after-tax contributions up to 16% of their compensation (with the exception of highly compensated employees who, for Plan years beginning before January 1, 2008, were subject to a lower contribution percentage). Effective January 1, 2009, participants may make tax-deferred and after-tax contributions up to 15% of their compensation (with the exception of certain newly hired employees who are subject to a 10% contribution limit for their first year of participation).

Participants who will be age 50 or older by the end of a Plan year are eligible to make tax-deferred catch-up contributions up to $5,500 for 2009. The aggregate contributions made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the “Code”). The Code also imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. A participant’s tax-deferred contributions were limited to $16,500 for 2009.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

Automatic Enrollment:

Effective January 1, 2008, the Plan was amended to include a qualified automatic contribution arrangement, pursuant to which all eligible employees are enrolled automatically with a 3% tax-deferred contribution rate, unless the employee elects otherwise. These contributions are invested in the Plan’s default investment option. Employees may opt out of the automatic enrollment, stop contributions, modify their contribution rate, or change investment elections at any time. Starting the first year after a participant is automatically enrolled in the Plan, the participant’s tax-deferred contribution rate is automatically increased by 1% annually, up to a maximum of 6%. This occurs with the first payroll period in April of each year, and participants may decline such rate increases or elect a different rate.

Employer Matching Contributions:

Prior to January 1, 2008, eligible employees who made tax-deferred and/or after-tax contributions were eligible to receive matching contributions from Kraft Foods (the “Kraft Foods Matching Contributions”) only after completing one year of service. Effective January 1, 2008, the one-year waiting period for matching contributions no longer applies.

Kraft Foods Matching Contributions are based on the amount of each participant’s tax-deferred and after-tax contributions, up to a maximum of 6% of a participant’s compensation (“Match-Eligible Contributions”). The Kraft Foods Matching Contributions percentage is 100% of each participant’s Match-Eligible Contributions that do not exceed 1%, plus 70% of each participant’s Match-Eligible Contributions from 2% through 6%.

Employer Basic Contribution:

Eligible salaried and hourly non-union employees of Kraft Foods hired after December 31, 2008, who are not eligible to participate in the Kraft Foods Global, Inc. Retirement Plan, or the Kraft Foods Global, Inc. Hourly Retirement Plan, automatically receive a basic contribution equal to 4.5% of the employee’s eligible compensation (the “Kraft Foods Basic Contributions”).

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

Employee Stock Ownership Plan:

The employee stock ownership plan (“ESOP”) portion of the Plan permits participants who have an investment in the Kraft Foods Stock Fund, which is invested in Kraft Foods Inc. Class A common stock (“Kraft Foods Common Stock”) and cash, to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Kraft Foods Common Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional units of the Kraft Foods Stock Fund.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Kraft Foods is required to make sure the participant receives proxy materials prior to the time that such rights are to be exercised. Participant votes are tabulated by the transfer agent and communicated to the Trustee. The Trustee generally is required to vote any allocated shares for which instructions have not been given by a participant in the same proportion for which the Trustee received participant direction.

Participant Accounts and Investment Options:

Each participant’s Plan accounts, which may include a Kraft Foods Matching Contributions account, tax-deferred contributions, after-tax contributions, rollover accounts, prior plan accounts, and for participants hired after December 31, 2008, a Kraft Foods Basic Contributions account, are credited with the participant’s contributions, the Kraft Foods Matching Contributions, and the Kraft Foods Basic Contributions, as applicable, and the allocated share of the investment activities of each investment option in which he or she participates.

The Plan has thirteen active investment fund options, including five Retirement Target Fund options which were added to the Plan effective April 1, 2008. The Plan also includes two funds that are closed to new investments, the Altria Stock Fund and the PMI Stock Fund. On March 28, 2008, Altria Group, Inc. (“Altria”) distributed all of the outstanding shares of Philip Morris International Inc. (“PMI”) owned by Altria to Altria shareholders (the “PMI Distribution”). Participants who held units of the Altria Stock Fund at the close of business on March 28, 2008 received an allocation of units in a new PMI Stock Fund that was created in connection with the PMI Distribution. The unit allocation ratio was based on the total number of units in the Altria Stock Fund at the close of business on March 28, 2008 and was established by Altria’s Board of Directors. Participants may continue to hold the units they received in the PMI Stock Fund as a result of the PMI Distribution or direct a transfer of all or a portion of that investment to one or more of the investment options available under the Plan.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

Vesting:

Each participant is at all times fully vested in the balance held in his or her tax-deferred contributions, after-tax contributions, rollover accounts and prior plan accounts. Each participant is at all times fully vested in his or her share (if any) of dividends paid on the Altria Stock Fund, the PMI Stock Fund or the Kraft Foods Stock Fund (including with respect to the Kraft Foods Matching Contributions account to the extent invested in such funds). A participant shall be fully vested in the Kraft Foods Matching Contributions and Kraft Foods Basic Contributions accounts upon attainment of age 65; permanent and total disability or death while employed by Kraft Foods, or any of its affiliates; involuntary termination due to a change in control of Kraft Foods Inc. after June 26, 2008, or upon a termination of the Plan (see Note 6). Otherwise, a participant who is employed by Kraft Foods, or any of its affiliates, shall become vested in Kraft Foods Matching Contributions made to his or her account on or after January 1, 2008 and Kraft Foods Basic Contributions made to his or her account on or after January 1, 2009 when he or she completes two years of vesting service. The portion of a participant’s account attributable to Kraft Foods Matching Contributions made before January 1, 2008 shall become vested based on the number of years of vesting service determined in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Kraft Foods Matching Contributions and Kraft Foods Basic Contributions forfeited by terminated participants are used to reduce future Kraft Foods Matching Contributions and Kraft Foods Basic Contributions to the Plan. For the year ended December 31, 2009, employer contributions were reduced by $1,494,000 from forfeited nonvested accounts.

Distributions and Withdrawals:

A participant may take a distribution of his or her Plan accounts following a separation from service or attainment of age 59 1/2. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan accounts.

Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.

Participant Loans:

The loan program permits participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan. Interest on participant loans is charged at rates based on the Citibank Prime Rate, with terms from one to five years. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 minus the participant’s highest loan balance in the preceding 12 months or the combined value in the participant’s tax-deferred contributions, after-tax contributions, rollover accounts and for periods after December 31, 2008, Kraft Foods Basic Contributions.

A participant’s loan account equals the original principal amount less principal repayments. The principal amounts of loan repayments reduce the loan account and are added back to the participant’s Plan accounts in the reverse order in which they were charged. The repaid amount (including interest) is reinvested in the investment options according to the participant’s investment directions in effect at the time of repayment. Interest rates on loans ranged from 3.25% to 10.5% for the year ended December 31, 2009.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

Master Trust:

Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by Kraft Foods in a commingled investment fund known as the Kraft Foods Savings Plan Master Trust (the “Master Trust”) for which State Street Bank and Trust Company serves as the trustee.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Fiduciaries to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

New Accounting Pronouncement:

In September 2009, the FASB issued guidance which provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as collective trusts). This guidance also provides enhanced disclosure requirements, and it became effective for Plan reporting periods ending after December 15, 2009. Early application is permitted in financial statements that have not yet been issued. The Plan’s adoption of this standard in 2009 had no material effect upon the Plan’s net assets available for benefits.

Risks and Uncertainties:

The Plan and Master Trust provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit liquidity and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Reporting of Guaranteed Investment Contracts:

The statements of net assets available for benefits present fully benefit-responsive investment contracts at fair value within the net investment in Master Trust line item with a separate line item to adjust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. Contract value is the relevant measurement criteria since contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

Valuation of Investment in Master Trust:

Each participating plan holds units of participation in the Master Trust. Assets, investment income, and administrative expenses relating to the Master Trust are allocated to the individual plans based upon their interest in each of the underlying participant-directed investments.

Valuation of the Plan and Master Trust’s Investments:

Investments of the Plan and the Master Trust are reported at fair value. The Plan’s interest in the Master Trust is reported at estimated fair value based upon the fair values of the underlying investments held within the Master Trust. The guidance defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. The guidance establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust.

Equities: Equities are valued using quoted market prices. Securities listed on national and international exchanges are principally valued at the regular trading session closing price on the exchange or market in which these securities are principally traded on the last business day of each period presented (level 1 inputs).

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

U. S. Government securities: U. S. government securities are valued at the closing price reported in the active market in which the individual security is traded (level 1 inputs).

Corporate bonds and other fixed income securities: Corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings (level 2 inputs). When quoted prices are not available for identical or similar bonds, the bond is valued using matrix pricing, a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (level 2 inputs). Agency-backed bonds, asset-backed securities, mortgage-backed securities, and municipal bonds are valued based on evaluation methodology where prices are based on a compilation of primary observable market information, the value is imputed based on the conversion ratio and other security specific information, or a broker quote in a non-active market (level 2 inputs). Evaluation methodology relies on inputs that may include, but are not limited to, treasury or floating index benchmarks, other benchmark yields, base spreads, spread adjustments, yield-to-maturity, swap curves, prepayment speeds, cash flows, ratings updates, collateral performance and collateral type.

Registered Investment Company: The fair value of the registered investment company is determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 input). The investment objective of the registered investment company is a combination of current income and capital growth and holds a diversified mix of domestic and international equities, domestic and international investment grade bonds, domestic high yield bonds, and investment grade money market instruments.

Collective trusts: The fair values of participation units held in collective trusts are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). The investment objectives and underlying investments of the collective trusts vary. Holdings include, but are not limited to, domestic and international equities; corporate bonds, government bonds, agency bonds, asset-backed and mortgage-backed securities; mutual funds, or a blend of all of these securities.

Investments contracts: The fair value of traditional guaranteed investment contracts (“GICs”) is calculated using the income approach by discounting the contractual cash flows based on current yields of similar instruments with comparable durations (level 3 inputs). The fair value of each synthetic GIC contract is calculated based on the fair value of the investments underlying the contract (level 1 and 2 inputs). The fair value of each synthetic GIC wrapper is calculated using the replacement cost approach by discounting the difference between the indicative replacement cost and the current annual fee multiplied by the notional dollar amount of the contract based on the appropriate published Bloomberg credit curve, as of December 31 (level 3 inputs). The net purchases, sales, issuances and settlements for synthetic GIC wrappers during 2009 were ($132,000).

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

The contract value of GICs represents contributions made under the contract and reinvested income, less any withdrawals plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Short-term investments: Short-term investments largely consist of a short-term collective trust, the fair value of which is based on the net asset value report by the manager of the collective trust and supported by the unit prices of actual purchase and sale transactions. The short-term collective trust is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments.

Participant loans are valued at outstanding balances, which management believes approximates fair value, due to restrictions on their transferability (level 3 inputs). The net purchases, sales, issuances and settlements for participant loans during 2009 were $1.7 million.

Investment Transactions and Investment Income:

Investment transactions of the Plan and Master Trust are accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation / (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation / (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

Contributions:

Participants’ contributions are recorded in the period in which they are withheld by Kraft Foods. Kraft Foods Matching Contributions and, effective January 1, 2009, Kraft Foods Basic Contributions are recorded in the same period that participants’ contributions are recorded.

Distributions and Withdrawals:

Distributions and withdrawals are recorded when paid.

General and Administrative Expenses:

Investment management fees and brokerage commissions are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as trustee fees, participant recordkeeping, communications, investment advisory, audit and legal fees are paid by the Plan or Master Trust.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

3. Master Trust Investments:

The Plan had a 91% interest in the Master Trust at December 31, 2009 and 2008.

At December 31, 2009 and 2008 the net assets of the Master Trust were (in thousands of dollars):

	2009	2008
Investments at fair value:
Investment contracts	$ 1,242,631	$ 1,184,902
Collective trusts	1,870,142	1,270,916
Registered investment company	379,484	302,525
U.S. Government securities	185,573	267,780
Altria common stock	281,492	243,536
Kraft Foods common stock	448,912	435,510
PMI common stock	703,048	712,099
Short-term temporary investments	123,934	83,785

Total investments	5,235,216	4,501,053
Receivables:
Interest and dividend income	24,114	20,870
Other	667	1,601

Total assets	5,259,997	4,523,524
Liabilities:
Other	(1,457)	(3,398)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(25,962)	33,688

Net assets	$ 5,232,578	$ 4,553,814

Plan’s interest therein	$ 4,780,836	$ 4,153,792

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

The Master Trust’s investment activities for the year ended December 31, 2009 were (in thousands of dollars):

Interest and dividends	$137,087
Net appreciation in collective trusts	431,412
Net appreciation in registered investment company	68,131
Net depreciation in U.S. government securities	(9,180)
Net appreciation in Altria common stock	69,390
Net appreciation in Kraft Foods common stock	7,413
Net appreciation in PMI common stock	66,420

Investment income	$770,673

Plan’s interest therein	$710,819

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

Assets and liabilities of the Master Trust that are measured at fair value on a recurring basis as of December 31, 2009 and 2008 are summarized below:

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
	(in thousands)
Investment contracts:
Synthetic GIC wrappers	$–	$–	$4,128	$4,128
Collective trust - Mortgage-backed security fund	–	423,812	–	423,812
Foreign exchange cash	2,163	–	–	2,163
U.S. Government securities	140,694	–	–	140,694
Asset-backed securities	–	169,820	–	169,820
Mortgage-backed securities	–	180,251	–	180,251
Corporate bonds	–	170,159	–	170,159
Agency bonds	–	139,226	–	139,226
Municipality and state bonds	–	2,411	–	2,411
Foreign government bonds	–	9,967	–	9,967

Investment contracts subtotal:	142,857	1,095,646	4,128	1,242,631
Collective trusts
Domestic equity fund - large cap	–	692,835	–	692,835
Domestic equity fund - mid/small cap	–	372,494	–	372,494
International equity fund - large cap	–	533,081	–	533,081
Blended fund	–	271,732	–	271,732

Collective trusts subtotal:	–	1,870,142	–	1,870,142
Registered investment company - Blended fund	379,484	–	–	379,484
U.S. Government securities	185,573	–	–	185,573
Altria common stock	281,492	–	–	281,492
Kraft Foods common stock	448,912	–	–	448,912
PMI common stock	703,048	–	–	703,048
Short-term temporary investments	–	123,934	–	123,934

Total investment assets at fair value	$2,141,366	$3,089,722	$4,128	$5,235,216

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

(in thousands)	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Investment contracts:
Traditional GIC	$–	$–	$1,342	$1,342
Synthetic GIC wrappers	–	–	2,918	2,918
Government fixed income securities	138,157	–	–	138,157
Corporate and other fixed income securities	–	1,042,485	–	1,042,485

Investment contracts subtotal:	138,157	1,042,485	4,260	1,184,902
Common collective trusts	–	1,270,916	–	1,270,916
Registered investment company	302,525	–	–	302,525
Government securities	267,780	–	–	267,780
Altria common stock	243,536	–	–	243,536
Kraft Foods common stock	435,510	–	–	435,510
PMI common stock	712,099	–	–	712,099
Short-term temporary investments	–	83,785	–	83,785
Participant loans	–	–	72,349	72,349

Total investment assets at fair value	$2,099,607	$2,397,186	$76,609	$4,573,402

4. Guaranteed Investment Contracts Held by Master Trust:

The Master Trust holds investments in guaranteed investment contracts as part of the Interest Income Fund investment option. The Master Trust invests in both traditional and synthetic GICs.

The traditional GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party which are backed by assets owned by the third party. The Master Trust did not invest in traditional GICs at December 31, 2009. The contract value and fair value of the traditional GICs was $1,343,000 and $1,342,000, respectively, at December 31, 2008.

The synthetic GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts or wrapper contracts issued by a third party. The portfolio of assets, overall of AAA credit quality, underlying the synthetic GICs includes mortgage-backed securities, U. S. government securities, asset-backed securities, corporate bonds, agency bonds, municipality and state bonds, foreign exchange cash and foreign government bonds. The contract value of the synthetic GICs was $1,216,669,000 at December 31, 2009 and $1,217,247,000 at December 31, 2008. The fair value of the synthetic GICs was $1,242,631,000 at December 31, 2009 and $1,183,560,000 at December 31, 2008.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

The crediting interest rates for the synthetic GICs are calculated on a quarterly basis (or more frequently if necessary) using the contract value, and the value, yield and duration of the underlying securities, but cannot be less than zero. The crediting interest rates for the traditional GICs are either agreed to in advance with the issuer or vary based on the agreed upon formulas, but cannot be less than zero. The crediting interest rate for the Interest Income Fund was 3.61% at December 31, 2009 and 4.23% at December 31, 2008.

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, and the initiation of an extended termination (immunization) of one or more synthetic GIC contract by the manager or the contract issuer.

The average market value yield of the Interest Income Fund was 3.22% for 2009 and 5.00% for 2008 (calculated by taking the fair value of the underlying investments multiplied by their respective yields divided by the total sum of the fair value of the underlying investments as of the last day of the Plan year). The average yield earned by the Interest Income Fund that reflects the actual interest credited to participants was 3.54% for 2009 and 4.35% for 2008 (calculated by annualizing the one-day interest credited to participants as of the last day of the Plan year and dividing the annualized earnings by the fair value of the Interest Income Fund on the last day of the Plan year).

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and synthetic GIC may be different from each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of such events include, but are not limited to: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other plan amendments that have not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; and events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

The Plan Fiduciaries do not believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.

Contract issuers are not allowed to terminate any of the above traditional GICs and synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees or any other payment due under the contract; and failure to adhere to investment guidelines.

5. Transactions with Parties-in-Interest:

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

The Fiduciaries are not aware of any transaction between the Plan and Trust and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan and Trust (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, and (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor. The Trust invests in Kraft Foods Common Stock, which is exempt from the party-in-interest transaction prohibitions of ERISA. The Trust had $495 million at December 31, 2009 and $329 million at December 31, 2008 in collective trusts and a registered investment company managed by State Street Bank and Trust Company, the trustee of the Master Trust, and its affiliates; $1,227 million at December 31, 2009 and $941 million at December 31, 2008 in collective trusts managed by The Northern Trust Company, an investment manager, and its affiliates; and $272 million at December 31, 2009 and $84 million at December 31, 2008 in collective trusts managed by UBS Global Asset Management Trust Company, an investment manager, and its affiliates, which are also exempt parties-in-interest transactions. Participant loans are also party-in-interest transactions that are exempt.

Actual fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as parties-in-interest transactions and are included in administrative expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan.

These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

6. Plan Termination:

The Board of Directors of Kraft Foods and the Management Committee have the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend Kraft Foods Matching Contributions and Kraft Foods Basic Contributions to the Plan or terminate the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance of his or her Kraft Foods Matching Contributions and Kraft Foods Basic Contributions accounts.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

7. Tax Status:

By letter dated July 2, 2002, the Internal Revenue Service determined that the Plan, as amended and in effect as of December 15, 2001, is a qualified plan under Section 401(a) of the Code and that the ESOP portion of the Plan is a stock bonus plan as described in Sections 401(a) and 4975(e) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. Reconciliation of Plan’s Financial Statements to Form 5500:

The following is a reconciliation of net assets per the financial statements to the Form 5500 as of December 31, 2009 and 2008 (in thousands):

	2009	2008
Net assets available for benefits per the financial statements	$4,838,193	$4,209,165

Adjustment from contract value to fair value for fully benefit- responsive investment contracts	23,721	(30,729)

Distributions and withdrawals payable	(3,157)	(4,939)

Net assets per the Form 5500	$4,858,757	$4,173,497

Investment contracts are shown at fair value on the Form 5500. Additionally, amounts currently payable to or for participants are recorded as required on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended December 31, 2009 (in thousands):

Net increase in net assets available for benefits per the financial statements	$629,028

Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	54,450

Change in distributions and withdrawals payable	1,782

Net income per the Form 5500	$685,260

Supplemental Schedule

KRAFT FOODS GLOBAL, INC. THRIFT PLAN

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

at December 31, 2009

Name of Plan Sponsor: Kraft Foods Global, Inc.

Employer Identification Number: 36-3083135

Three Digit Plan Number: 125

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Participant loans	Interest rates ranging from 3.25% to 10.5% as of December 31, 2009; Maturity dates of loans range from 01/01/2010 to 01/31/2015	**	$57,564,798

		Total		$57,564,798

*	Indicates a permitted party-in-interest
**	Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Kraft Foods Global, Inc. Administrative Committee, having administrative responsibility of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

KRAFT FOODS GLOBAL, INC. THRIFT PLAN (Name of Plan)

By	/s/ Jill K. Youman

Jill K. Youman
Vice President Human Resources, Benefits
Kraft Foods Global, Inc.
Date: June 18, 2010